SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No.____________)*


                               WFS BANCORP, INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 Par Value
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    92923N100
- --------------------------------------------------------------------------------
                                 (CUSIP Number)




                Burton G. Dunlap, President, WFS Bancorp, Inc.,
            340 South Broadway, Wichita KS 67202-4304 (316)383-8404
- --------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 August 1, 1996
- --------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 92923N100                                           Page 2 of 4 Pages
         ------------                                             ---  ---


- --------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      EMPRISE FINANCIAL CORPORATION             E.I.N. 48-1005424
- --------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  [  ]
                                                             (b)  [  ]


- --------------------------------------------------------------------------------
   3   SEC USE ONLY




- --------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*


       WC
- --------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(a)                                         [  ]


- --------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION



       Kansas
- --------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES                  85,100
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH                     0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH                   85,100
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                               0

- --------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


             85,100
- --------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

- --------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


             5.5
- --------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*


             CO
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
              INCLUDE BOTH SIDES OF THIS COVER PAGE, RESPONSES TO
              ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND
                           THE SIGNATURE ATTESTATION

                                                               Page 3 of 4 Pages
                                                                   ---  ---


                                  Schedule 13D


Item 1.  Security and Issuer

This statement relates to the Common Stock, $.01 par value, of WFS Bancorp, Inc., 340 South Broadway, Wichita, KS 67202-4304

Item 2.  Identity and Background

This statement is being filed by Emprise Financial Corporation ("EFC"), a corporation organized under the laws of the State of Kansas. The principal executive offices and principal business are located at 211 North Broadway, Wichita, KS 67201-0247.

EFC's principal business is as a multi-bank holding company with five banks having a total of 22 banking locations in Kansas.

The executive officers and directors of EFC are set forth below. Each is a citizen of the United States.

     W. A. Michaelis, Jr.  Chairman of the Board
     M. D. Michaelis       President
     L. Thomas Veatch      Sr. Vice President and Chief Financial Officer

(d) During the last five years neither EFC nor any of its executive officers or directors has been convicted in a criminal proceeding.

(e) During the last five years neither EFC nor any of its executive officers or directors has been subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

EFC has purchased shares of Common Stock between December 8, 1995, and August 5, 1996, in blocks of 100 to 37,000 shares at prices ranging from $21.75 to $23.10 for a total of 85,100 shares for $1,950,750.00 All funds were available from working capital of EFC.

Item 4.  Purpose of Transaction

Emprise Bank, a wholly owned subsidiary of EFC, entered into an Amended and Restated Agreement and Plan of Merger ("Agreement") with Issuer entered into as of November 30, 1995, and amended and restated as of January 31, 1996 (attached hereto as Exhibit A). Under the terms of Section 1.5 of the Agreement, Emprise Bank has assigned its rights and responsibilities to EFC. Pursuant to the terms of the Agreement, as assigned to EFC, Emprise Acquisition Sub, Inc. ("EAS"), a wholly-owned subsidiary of EFC, will merge with and into Issuer (the "Merger"), with Issuer as the surviving entity. At the time of the merger, each of the outstanding voting shares of the surviving corporation (i.e., Issuer) shall be canceled in exchange for a cash payment of $23.25 payable to the holder thereof by EFC. Simultaneously with the Merger, each share of EAS will convert into one share of common stock of the surviving corporation, which will then be a wholly owned subsidiary of EFC.

Immediately following the Merger of EAS into Issuer, the surviving corporation of the Merger (i.e. Issuer) will merge with and into EFC (the "Related Merger"), under an Agreement and Plan of Merger between EFC and Issuer, entered into as of the 1st day of April, 1996 (attached hereto as Exhibit B). EFC will be the sole surviving entity.

Under the Amended and Restated Agreement and Plan of Merger, immediately following the Merger, the directors and officers of EAS will become the directors and officers of Issuer. Furthermore, the articles of incorporation and bylaws of Issuer will be amended and restated at the effective time of the Merger to read as did the articles of incorporation and bylaws of EAS immediately prior to the Merger (except the name of the surviving corporation will remain unchanged).

After the Merger the securities of Issuer will no longer be listed on any national securities exchange.

                                                               Page 4 of 4 Pages
                                                                   ---  ---

The acquisition of the shares of Common Stock of Issuer is for the purpose of obtaining such shares at more favorable prices than what would be payable by EFC to the holders of outstanding shares under its obligations under the Amended and Restated Agreement and Plan of Merger.

Item 5.  Interest in Securities of the Issuer

(a) and (b). EFC owns 85,100 shares representing 5.5% of the Common Stock, $0.01 par value of WFS Bancorp, Inc., of which it has sole power to vote or dispose of the shares. It has no shared powers. None of the individuals listed in Item 2 owns any of the Common stock.

(c). The following purchases of Common Stock of WFS Bancorp, Inc., were effected during the past 60 days by EFC:

         7/03/96   5,000 sh @ $23.0625
         7/05/96   5,000 sh @ $23.0625
         7/30/96   6,000 sh @ $23.10
         8/01/96   5,000 sh @ $23.10
         8/05/96  37,000 sh @ $23.0625

     All  of  the  above  shares  were   purchased  by  EFC  through   brokerage
transactions with First Chicago Corp. None of the individuals listed in Item 2 above has effected any transaction during the last 60 days.

(d).  Not applicable
(e).  Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In addition to the Amended and Restated Agreement and Plan of Merger and the Agreement and Plan of Merger described in Item 4 and attached hereto as Exhibits A and B, respectively, EFC entered into a letter agreement with Keefe, Bruyette & Woods, Inc., Two World Trade Center, 85th Floor, New York, N.Y. 10048, in connection with the Merger pursuant to which EFC will pay a cash fee of 0.50% of the total consideration paid by EFC to WFS in connection with the Merger.

Item 7.  Materials to Be Filed as Exhibits.


Exhbit A -     Amended and Restated  Agreement and Plan of Merger By and Between
               WFS Bancorp,  Inc., and Emprise Bank,  Wichita entered into as of
               November  30,  1995 and  Amended  and  Restated as of January 31,
               1996.

Exhibit B -    Agreement   and  Plan  of  Merger   between   Emprise   Financial
               Corporation and WFS Bancorp, Inc., under the charter and title of Emprise Financial Corporation made and entered into as of the 1st day of April, 1996.


Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: 8/7/96                                /s/ M.D. Michaelis
     ---------                              -----------------------------------
                                            M.D. Michaelis, President